SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated January 30, 2025.

Additional Information

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (“YPF”) can be found in the “Investors” section on the website at www.ypf.com. The information contained in YPF’s website or in any other website mentioned in this report on Form 6-K is not part of this report and is not deemed to be incorporated herein.

Buenos Aires, January 30, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref:  Relevant Information- Closing Agreement for the purchase and sale of shares to acquire Mobil Argentina S.A.

We are hereby writing to you in compliance with the requirements of the Rules of the National Securities Commission, and the corresponding rules of ByMA and MAE, and further to our previous communication dated December 17, 2024.

To such effect, it is hereby informed that, on January 29, 2025, YPF S.A. (“YPF”) completed the acquisition of 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”), pursuant to the share purchase and sale agreement entered into with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V. and QatarEnergy Argentina Holdings LLC, the former two are companies of the ExxonMobil group, and the latter is a company of the QatarEnergy group; and that the amount of the transaction was US$327,000,000, which includes the purchase of the working capital of the company and the price adjustment between the effective date and the closing date.

Additionally, MASA will continue to operate under the corporate name “SC Gas S.A.U.”, being YPF its sole shareholder.

Finally, it is informed that, as of the date hereof, there are no credits or debts between YPF and MASA, and that any other additional information required by the applicable rules can be found (under the items Información Financiera—Estados Contables Sociedades Controladas and Información Societaria—Nóminas de Autoridades—Sociedades Controladas) at: https://www.cnv.gov.ar/SitioWeb/Empresas/Empresa/30546689979?fdesde=28/1/2021.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 30, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer